

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

<u>Via Facsimile</u>
Mr. Steven P. Smart
Chief Financial Officer
Approach Resources, Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

> **Re: Approach Resources, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-33801**

Dear Mr. Smart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

Proved Undeveloped Reserves page 31

1.   The discussion of the changes to your proved undeveloped reserves during 2011 includes only conversion to proved developed status. Item 1203(b) of Regulation S-K requires the disclosure of "…<u>material changes in proved undeveloped reserves</u> that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please amend your document to explain the material changes, if any, to the disclosed proved undeveloped reserves due to extensions and discoveries, acquisition/divestiture, revision as well as the changes due to improved recovery for all three years.

2.   We note your statement, "We have 8.9 MMBoe of PUDs, or approximately 11.6% of our total proved reserves that have been booked for five years or longer." In part, FASB ASC Section 932-235-20 Glossary presents the definition of "Proved Undeveloped Oil and Gas Reserves" to include "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." Please explain to us your rationale for maintaining these reserves as PUD when it appears they do not qualify as proved undeveloped reserves. Tell us whether these reserves are included in a development project and, if so, furnish us with a description of this project, e.g. location, size (including current well count, projected well count, surface facilities), total sunk capital, total surface facility (other than drilling/completion) sunk capital, estimated total project capital. Important development project characteristics are described in Questions 108.01 and 131.03 to 131.06 of our 'Compliance and Disclosure Interpretations ("C&DIs")'. The "C&DIs" are available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Alternatively, you may remove these claimed PUD reserves from your document.

3.   The three year aggregate rate for development of your PUD reserves is 37%. Please tell us the plans you will employ to develop these PUD reserves within five years of initial booking. Tell us the figures, if any, for your PUD reserves scheduled for development beyond five years after initial booking.

Undeveloped Acreage Expirations, page 34

4.   We note that over 60% of your undeveloped acreage is due to expire by year-end 2014. Here, or in another appropriate location, indicate the amount of PUD reserves associated with these properties and discuss what steps, if any you are taking to address this acreage expiry. If these quantities are material, provide a risk factor addressing this situation as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Working Interest Acquisition, page 41

5.   Here you disclose this February, 2011 acquisition's cost as $71 million while the 2011 "Property acquisition costs" on page F-26 are just under $42 million. Please correct this inconsistency or reconcile the difference to us.

Notes to Consolidated Financial Statements

Note 10 – Disclosures About Oil and Gas Producing Activities, page F-26

Proved Reserves, page F-26

1.   Please revise your disclosure to separately present proved undeveloped reserves as of the beginning and end of each year. Refer to FASB ASC 932-235-50-4.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-28</u>

2.   We note the disclosure per page F-28 of your filing stating that the standardized measure of discounted future net cash flows and the changes in standardized measure of discounted future net cash flows were prepared in accordance with 2010 and 2009 provisions of FASB ASC 932 and SFAS 69. Please tell us about any differences in the preparation of the standardized measure for the periods presented in your filing. Please note that the amendments to FASB ASC 932 pursuant to ASU 2010-03 were effective for annual reporting periods ending on or after December 31, 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or Ethan Horowitz, Branch Chief at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at 202-551-3704 if you have questions regarding the engineering comments. Please contact me at 202-551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director